Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

     The following is a list of all subsidiaries of the Registrant.

Jurisdiction of
Name	Incorporation

Sandy Spring Capital Trust II	Delaware
Sandy Spring Bank	Maryland
Sandy Spring Insurance Corporation*	Maryland
The Equipment Leasing Corporation*	Maryland

*	Direct subsidiaries of Sandy Spring Bank